SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

ESSENDANT INC.

(Name of Subject Company)

ESSENDANT INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

296689102

(CUSIP Number of Class of Securities)

Brendan J. McKeough

Senior Vice President, General Counsel and Secretary

Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

(847) 627-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles W. Mulaney, Jr., Esq.

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Egg Parent Inc., a Delaware corporation (“Parent”), and Egg Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Merger Sub”), for all of the outstanding shares of common stock, par value $0.10 per share, of Essendant Inc. (“Essendant”), to be commenced pursuant to the terms of an Agreement and Plan of Merger, dated as of September 14, 2018, by and among Staples, Inc., a Delaware corporation (“Staples”), Parent, Merger Sub and Essendant (the “Merger Agreement”). Parent and Merger Sub are beneficially owned by affiliates of Staples.

The preliminary communications to which this Schedule 14D-9 filing relates are included as exhibits hereto as follows:

•	Exhibit 99.1: Joint press release of Essendant and Staples, dated September 14, 2018

•	Exhibit 99.2: Form of letter sent to Essendant associates

The items listed above were first used or made available on September 14, 2018.

Cautionary Statement

This communication contains forward-looking statements, including statements regarding the proposed acquisition of Essendant by Staples. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “may,” “can,” “could,” “would,” “should,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “aim,” “goal,” “target,” “predicting,” “projection,” “potential” or similar expressions, although not all forward-looking statements contain these words. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant and the expected timing of the proposed transaction with Staples and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions and could ultimately prove inaccurate. This means the forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to: uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many Essendant stockholders will tender their shares in the offer; the possibility that competing offers will be made; the ability to receive the required consents and regulatory approvals for the proposed transaction and to satisfy the other conditions to the closing of the transaction with Staples on a timely basis or at all, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act); the occurrence of events that may give rise to a right of one or both of Essendant and Staples to terminate the merger agreement; the risk that, prior to the completion of the transaction, Essendant’s business and its relationships with employees, collaborators, vendors and other business partners could experience significant disruption due to transaction-related uncertainty; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; negative effects of the announcement of the transaction with Staples on the market price of Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks associated with transaction-related litigation; and the ability of Essendant to retain and hire key personnel; and the risks and uncertainties pertaining to Essendant’s business, including those detailed under “Risk Factors” and elsewhere in Essendant’s public periodic filings with the U.S. Securities and Exchange Commission (the “SEC”). There can be no assurance that the proposed transaction with Staples or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Essendant’s statements and reports on Forms 10-K, 10-Q and 8-K and Schedule 14D-9 filed with or furnished to the SEC and other written statements made by Essendant from time to time. The forward-looking information herein is given as of this date only and is qualified in its entirety by this cautionary statement, and Essendant undertakes no obligation to revise or update it.

Additional Information

The tender offer for shares of Essendant’s common stock has not yet commenced. This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. The solicitation and offer to buy common stock of Essendant will be made only pursuant to an offer to purchase and related materials that Staples, Parent and Merger Sub intend to file with the SEC. At the time the tender offer is commenced, Parent and Merger Sub will file with the SEC a Tender Offer Statement on Schedule TO, including the offer to purchase, letter of transmittal and other related materials, with respect to the tender offer, and thereafter Essendant will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and stockholders may obtain the Schedule TO, the Schedule 14D-9 and other relevant documents filed with the SEC free of charge from the SEC’s website at www.sec.gov. The documents filed by Essendant with the SEC may also be obtained free of charge at Essendant’s website at www.essendant.com or by contacting Essendant’s Investor Relations Department at (847) 627-2900.